Exhibit (a)(1)(G)

Supplement to the Offer to Purchase for Cash of

Up to 2,015,305
Class A Liquidation Trust Interests of
Woodbridge Liquidation Trust
by
Contrarian Liquidity Option, LLC
an indirect wholly-owned subsidiary of
Contrarian Funds, L.L.C.

for
$10.00 Per Trust Interest in Cash

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, JANUARY 24, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

On December 12, 2019, Contrarian Liquidity Option, LLC, formerly known as Woodbridge Liquidity Option, LLC (“Offeror”), an indirect wholly-owned subsidiary of Contrarian Funds, L.L.C (“Parent”), distributed an offer to purchase (as amended to date, the “Original Offer to Purchase”) and a related assignment form (as amended to date, the “Assignment Form”) in connection with its offer to purchase certain Class A Liquidation Trust Interests (the “Trust Interests”) of Woodbridge Liquidation Trust, a Delaware statutory trust (the “Trust”). “We,” “our” or “us” refer to Offeror and/or Parent. “You” refers to holders of Trust Interests, to whom the tender offer is being made.

The Offeror, by this supplement (this “Supplement”), amends the Original Offer to Purchase as specifically described herein. This Supplement should be read in conjunction with the Original Offer to Purchase. This Supplement, the Original Offer to Purchase and related Assignment Form, as each may be further amended or supplemented from time to time, constitute the “Offer.”

On January 3, 2020, the Trust declared a cash distribution of $4.50 per Trust Interest to be paid on or about January 10, 2020 to holders of record on the announcement date.  The Original Offer to Purchase would have reduced the $10.00 offer price per Trust Interest by all distributions declared by the Trust during the Offer, including the $4.50 per Trust Interest cash distribution referenced above.

Our amended Offer will pay holders $10.00 per Trust Interest tendered and allow all holders to keep their $4.50 per Trust Interest cash distribution declared by the Trust on January 3, 2020.

We may, however, deduct from the offer price any applicable withholding taxes and the amount of any dividends, distributions and other remittances paid by the Trust, based upon a record date occurring from January 8, 2020, which is the date of this Supplement, until the date and time the Trust Interests are accepted by us for payment, subject to applicable law.

As a result of the decision to amend the Offer to not reduce the offer price by the $4.50 per Trust Interest cash distribution declared by the Trust on January 3, 2020, the Offeror has determined to decrease the maximum number of Trust Interests it will acquire from 2,858,405 Trust Interests to 2,015,305 Trust Interests. The Offer has also been extended to expire at 5:00 p.m., New York City time, on January 24, 2020, unless the Offer is extended or earlier terminated.

THE OFFER IS NOT CONDITIONED UPON THE RECEIPT OF FINANCING, FURTHER DILIGENCE BEING PERFORMED BY OFFEROR OR THE TRUST, OR UPON ANY MINIMUM NUMBER OF TRUST INTERESTS BEING TENDERED. THE OFFER IS SUBJECT TO OTHER CONDITIONS AS DESCRIBED HEREIN AND IN THE ORIGINAL OFFER TO PURCHASE.

A detailed discussion of the Offer is contained in the Original Offer to Purchase and this Supplement.  Trust Interest holders are strongly encouraged to read the Original Offer to Purchase and the entire package of materials sent with this Supplement, and the publicly filed information about the Trust referenced herein, before making a decision regarding this Offer. While the Trust Interests are currently transferable, the Trust Interests are not currently listed or traded on any exchange or any over-the counter-trading platform. Accordingly, you may not be able to obtain current quotations for your Trust Interests.

If you have any questions regarding the Offer, please contact Rhoda Freeman at freeman@contrariancapital.com or John Bright at jbright@contrariancapital.com, or call (800) 266-3810. You may also contact the depositary for the Offer, Broadridge, Inc., if you have any questions or need additional copies of the Original Offer to Purchase, this Supplement or the Assignment Form at the telephone number and location set forth below.

Broadridge, Inc.

Attn: BCIS IWS

51 Mercedes Way

Edgewood, NY 11717

Call Toll-Free: (844) 976-0737

The date of this Supplement is January 8, 2020.

IMPORTANT

If you have previously tendered your Trust Interests, and you do not wish to withdraw the tender of all or any portion of those Trust Interests, you do not need to take any further action in response to this Supplement. You will be deemed to have accepted all changes to the Offer described in this Supplement, unless you properly exercise your withdrawal rights as set forth in the Original Offer to Purchase.

If you desire to tender all or any portion of your Trust Interests to us pursuant to the Offer, you should:

•	Complete and sign the enclosed Assignment Form in accordance with the instructions in the Assignment Form, which will require a medallion signature guarantee. In order to obtain a medallion signature guarantee, you may need to present a current copy of your account statement to verify your ownership of Trust Interests.
•	Using the enclosed self-addressed stamped envelope, mail or deliver the Assignment Form, together with the Form W-9 provided (or other appropriate tax form) to prevent backup withholding, to Broadridge, which is acting as the Depositary for the Offer, to the address and in the manner described on the Assignment Form.

If you have previously tendered Trust Interests, and you wish to increase the number of Trust Interests tendered, please submit a new and later-dated Assignment Form containing your new instructions in accordance with the procedures described on the Assignment Form.

Your completed Assignment Form, and any other required documents must be received by the Depositary no later than 5:00 p.m., New York City time, on January 24, 2020, which is the expiration time and date of the Offer.

If you have previously tendered your Trust Interests, and you wish to withdraw the tender of all or any portion of those Trust Interests, please follow the procedures for withdrawal of tendered Trust Interests, as set forth in Section 3 of the Original Offer to Purchase.

SUMMARY OF REVISED TERMS

This summary highlights certain material information regarding the Offer, as amended, but you should realize that it does not describe all of the details of the Offer to the same extent described in the Original Offer to Purchase. We urge you to read the entire Original Offer to Purchase and the related Assignment Form because they contain important information regarding the Offer.

Securities Sought

Up to 2,015,305 of the outstanding Class A Liquidation Trust Interests (the “Trust Interests”) of Woodbridge Liquidation Trust, a Delaware statutory trust (the “Trust”), which represents approximately 17.5% of the outstanding Trust Interests.

As a result of the decision to amend the Offer to not reduce the offer price by the $4.50 per Trust Interest cash distribution declared by the Trust on January 3, 2020, the Offeror has determined to decrease the maximum number of Trust Interests it will acquire from 2,858,405 Trust Interests to 2,015,305 Trust Interests.

Price Offered Per Trust Interest

$10.00 per Trust Interest in cash, without interest.

The Original Offer to Purchase would have reduced the $10.00 offer price per Trust Interest by all distributions declared by the Trust during the Offer, including the $4.50 per Trust Interest cash distribution referenced above.

The amended Offer will pay holders $10.00 per Trust Interest tendered and allow all holders to keep their $4.50 per Trust Interest cash distribution declared by the Trust on January 3, 2020 or any other Trust Interest distribution declared by the Trust prior to the date of this Supplement.

We may, however, deduct from the offer price any withholding taxes and the amount of any dividends, distributions and other remittances paid by the Trust, based upon a record date occurring from the date of this Supplement until the date and time the Trust Interests are accepted by us for payment, subject to applicable law.

Acceptance of the Offer	To accept the Offer, holders of the Trust Interests must complete and return the Assignment Form, which must be medallion signature guaranteed, together with any other required documents. You may need to present a current copy of your account statement to prove your ownership of Trust Interests in order to obtain a medallion stamp.
Scheduled Expiration of Offer	The Offer has been extended to expire at 5:00 p.m., New York City time, on January 24, 2020, unless the Offer is further extended or earlier terminated.

Purchaser	Contrarian Liquidity Option, LLC is the “Offeror,” an indirect wholly-owned subsidiary of Contrarian Funds, L.L.C., referred to as “Parent.” Contrarian Capital Management, L.L.C., a Delaware limited liability company, is the manager of Parent.
Closing Conditions

The condition that the Trust’s Registration Statement on Form 10 (the “Registration Statement”) become effective prior to closing the Offer, as described in the Original Offer to Purchase, has been satisfied.

As of the date of the Original Offer to Purchase, the Trust Interests were not transferable under the Trust’s governing documents. The trustee to the Trust (the “Trustee”) caused the Trust to file the Registration Statement with the SEC to register the Trust Interests under the Securities Exchange Act of 1934, as amended. The Registration Statement automatically became effective on December 24, 2019. Upon the effectiveness of the Registration Statement, the Trust Interests became transferable by holders to the extent otherwise permissible under applicable law.

All other conditions to closing the Offer as described in the Original Offer to Purchase remain applicable.

Assignment Form

The Assignment Form has been revised to reflect certain changes to the Offer as described in this Supplement and detailed in our Schedule TO filed with the Securities and Exchange Commission.

Any holder who has not yet submitted an Assignment Form and wishes to tender their Trust Interests in the Offer should use the enclosed Assignment Form. If you have already submitted a prior Assignment Form, and you do not wish to make any change, you are not required to take further action. You will be deemed to have accepted all changes to the new Assignment Form, unless you properly exercise your withdrawal rights as set forth in the Original Offer to Purchase.

On January 3, 2020, the Trust declared a cash distribution of $4.50 per Trust Interest to be paid on or about January 10, 2020 to holders of record on the announcement date.  The Original Offer to Purchase would have reduced the $10.00 offer price per Trust Interest by all distributions declared by the Trust during the Offer, including the $4.50 per Trust Interest cash distribution referenced above. The amended Offer will pay holders $10.00 per Trust Interest tendered and allow all holders to keep their $4.50 per Trust Interest cash distribution declared by the Trust on January 3, 2020. We are providing below an updated overview of the factors we considered in determining to amend the Offer to take into account the recent distribution declared by the Trust on January 3, 2020.

•

The Offer provides liquidity for Trust Interests holders who may not have a multi-year investment horizon. The Offer is an all-cash fully-financed offer that can be consummated promptly following the expiration of the Offer. The liquidation of the Trust, by contrast, is scheduled to take years to complete and may experience delays or impairments due to, among other things, a weakening of the Los Angeles real estate market, the lack of diversification of the Trust’s real estate portfolio, and the Trust’s intention to complete construction prior to monetizing for holders a sizable portion of its real estate portfolio. On January 3, 2020, the Trust announced a $4.50 per Trust Interest cash distribution payable on or about January 10, 2020. As amended by this Supplement, the Offeror will not reduce from its $10.00 per Trust Interest offer price any amount on account of such cash distribution. Accordingly, participating Trust Interest holders should receive immediate liquidity (in the form of the $10.00 per Trust Interest offer price payable by us and keeping the recently declared $4.50 per Trust Interest cash distribution payable by the Trust), giving certainty to those holders that desire to cash out now.

•	The timeframe to liquidate the Trust assets could take longer than projected and any delays could substantially reduce future distributions. The Trust has disclosed in its Registration Statement that it expects to liquidate its assets by the fiscal year ending June 30, 2022. We believe the liquidation potentially could take longer. Indeed, the Trust, by its terms, may survive through February 15, 2024, subject to further amendment to the Trust agreement. Any extension of the life of the Trust will likely increase costs and reduce potential recoveries to Trust Interest holders. While the Trust recently liquidated five real property assets, we believe the timeframe to liquidate the remainder of the Trust’s real estate portfolio could take significant time and is subject to substantial risk.
•	Projected liquidation recoveries have significantly declined over time. As part of the bankruptcy filings made by the Woodbridge Group of Companies, LLC and its affiliated chapter 11 debtors (collectively, the “Debtors”), in August 2018, the Debtors disclosed potential recoveries for noteholders and unitholders between 60-70% of net amounts of Class 3 claims (Standard Note Claims), 60-70% of allowed Class 4 claims (General Unsecured Claims) and 40-50% of net amounts of Class 5 claims (Unit Claims). In September 2019, the Trustee significantly reduced these estimated recoveries to 40-63% of net amounts of Class 3 claims, 40-60% of allowed Class 4 claims, and 29-46% of net amounts of Class 5 claims. The Trustee explained the lowered recoveries took into account updated financial circumstances of the Trust and the current state of the Los Angeles real estate market, which the Trustee noted had substantially changed during the past 12-18 months and comprises the bulk of the Trust’s assets. We believe the Los Angeles real estate market has potentially continued to weaken, as discussed below, creating greater uncertainty for the amount and timing of future distributions.
•	The Trust plans to reinvest a portion of initial cash sale proceeds rather than distribute them to Trust Interest holders. According to the Registration Statement, approximately 55% (as of September 30, 2019, based upon disclosed values) of the Trust’s real estate portfolio remains under development. The Trust indirectly funds this construction with a portion of the proceeds from the sale of portfolio assets. In making their recommendation to reject the Offer, the Trustee and Supervisory Board fail to explicitly mention this cycle of selling important portfolio assets, generating sale proceeds, and reinvesting a portion of such proceeds in real estate. In the Registration Statement, the Trust admits that it cannot predict with certainty the timing or amount of distributions to holders of Trust Interests. We note that on January 3, 2020, the Trust disclosed the sale of five properties for $69.1 million, but declared a distribution of $53.4 million, a difference of approximately 23%.

•

The Trust’s portfolio of real estate assets is undiversified. The Trust has disclosed in its Registration Statement that there is limited liquidity in real estate investments and its real estate asset portfolio is not diversified. While we do not have access to any non-public Trust valuations of the Trust’s individual assets, based simply on the listed sale price, however, it is plausible that a single property: 141 S. Carolwood Drive, Los Angeles, CA, which we note is listed on the LA Historic Resources Inventory list, a factor that may hinder the redevelopment of the property, may comprise approximately 25% of the Trust’s total real estate value. A sale of this property at a large discount could cause a substantial reduction in projected recoveries. While another property we had expressed concern over, 1966 Carla Ridge, Beverly Hills, CA, was recently sold by the Trust, the property seems to have been on the market for six months, was originally listed for $46 million and ultimately sold for $35 million prior to the deduction of closing costs, representing a 24% discount.

•	The high-end Los Angeles real estate market appears to have potentially weakened.While we have not obtained third party valuation reports, opinions or appraisals on the Trust’s properties, our diligence included visiting a majority of the Trust’s properties in Los Angeles as well as discussions with a broker and two appraisers knowledgeable of the high-end real estate market in Los Angeles. Based upon our diligence and several industry and national publications predicting that California will experience a weak housing market in 2020, we believe there has been a softening in the high-end Los Angeles real estate market which could generate lower proceeds than those projected by the Trustee in September 2019. We note it would only take a 15% decline in the Trust’s estimated real estate values and a 15% cost overrun (in each case, using financial information made available by the Trust as of September 30, 2019) over the next several years for holders to experience a similar decline in potential recoveries that they have experienced since August 2018. In this hypothetical scenario, the Trustee’s implied value of the Trust Interests of approximately $29.10 based on the net assets in liquidation as of September 30, 2019 (as disclosed in the Trust’s financial statements), would decline to approximately $20.83, before the announced distribution of $4.50 per Trust Interest

•	An active trading market for the Trust Interests may never be established. While the Registration Statement has provided for the transferability of Trust Interests, the Trust has itself acknowledged that the liquidity of the Trust Interests is expected to be limited and it may be difficult to establish a market price for such securities. Given how widely dispersed the Trust Interests are currently held, with approximately 7,941 holders of record and the average holder owning approximately 1,500 Trust Interests, we believe it will be difficult for an active trading market to be achieved.
•	Holders’ tax liability could exceed Trust distributions. As noted in the Registration Statement, if the Trust has income for a taxable year, the appropriate portion of that income may be includable in a Trust Interest holder’s taxable income, whether or not any cash is actually distributed to the holder by the Trust. The Trust’s governing documents permit the Trust to reserve certain amounts to fund, among other things, operating and other expenses, and do not contain a mandatory tax distribution provision. Therefore, for any particular year, there may be no distribution or a distribution that is less than a Trust Interest holder’s tax liability on its share of the income of the Trust.